                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE TO/A

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                                   ----------

                             SERENGETI EYEWEAR, INC.
                       (Name of Subject Company (Issuer))

                         SUNSHINE ACQUISITION, INC. AND
                WORLDWIDE SPORTS AND RECREATION, INC. (OFFERORS)
                  (Names of Filing Persons (identifying status
                      as offeror, issuer or other person))

                                   ----------

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   817498 10 8
                      (CUSIP Number of Class of Securities)


                                RICHARD R. KRACUM
                                    CHAIRMAN
                      WORLDWIDE SPORTS AND RECREATION, INC.
                             C/O WIND POINT PARTNERS
                            676 NORTH MICHIGAN AVENUE
                                   SUITE 3300
                             CHICAGO, ILLINOIS 60611
                               TEL: (312) 255-4800
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    COPY TO:

                           STEVEN V. NAPOLITANO, ESQ.
                               KATTEN MUCHIN ZAVIS
                                 525 WEST MONROE
                                   SUITE 1600
                          CHICAGO, ILLINOIS 60661-3693
                               TEL: (312) 902-5200

                            CALCULATION OF FILING FEE

          Transaction valuation*             Amount of filing fee*
               $32,764,831                          $6,553
          --------------------------------------------------------


* For the purpose of calculating the filing fee only. This calculation assumes the purchase of (i) 2,384,000 shares of Common Stock, par value $0.001 per share ("Shares") at a price per Share of $3.95, (ii) 905,000 Shares which are subject to outstanding options at a price per Share of $3.95 less the exercise price of such options, (iii) 8,513 shares of Series A Preferred Stock, par value $0.001 per share, 8,435 shares of Series B Preferred Stock, par value $0.001 per share, and 8,435 shares of Series C Preferred Stock, par value $0.001 per share, for aggregate consideration of $22,500,000. Except for warrants to purchase 975,000 Shares (which warrants shall at the Effective Time of the Merger become the right to receive $3.95 per Share upon payment by the holders of such warrants of the exercise price for such warrants), such number of Shares, options and preferred shares represent all of the securities of the Subject Company outstanding as of July 19, 2000. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the securities of the Subject Company to be purchased.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:       $6,553
          Filing Party:                 Sunshine Acquisition, Inc.
          Form or Registration No.:     Schedule TO
          Date Filed:                   July 20, 2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     /X/  third-party tender offer subject to Rule 14d-1.
     / /  issuer tender offer subject to Rule 13e-4.
     / /  going-private transaction subject to Rule 13e-3.
     / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

                         AMENDMENT NO. 3 TO SCHEDULE TO

     This Amendment No. 3, the final amendment, amends and supplements the Schedule TO filed with the Securities Exchange Commission on July 20, 2000, as amended by Amendment No. 1 to such Schedule filed with the SEC on August 11, 2000 and further amended by Amendment No. 2 to such Schedule filed with the Commission on August 16, 2000 (as so amended, "Schedule TO") by Sunshine Acquisition, Inc., a New York corporation ("Purchaser") and a wholly owned subsidiary of Worldwide Sports and Recreation, Inc., a Delaware corporation ("Parent"), to purchase all of the issued and outstanding shares (the "Shares") of common stock, par value $0.001 per share (the "Common Stock"), of Serengeti Eyewear, Inc., a New York corporation (the "Company"), at a purchase price of $3.95 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 20, 2000 (the "Offer to Purchase"), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.


ITEMS 1 THROUGH 9 AND 11

     Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented by adding thereto the following:

          The Offer expired at 11:00 a.m., New York City time, on Thursday, August 17, 2000. Pursuant to the Offer, based upon a report from the Depositary for the Offer, the Purchaser accepted for payment 2,283,914 Shares, representing approximately 95.8% of the outstanding Shares (excluding 24,501 Shares delivered pursuant to guaranteed delivery). On August 17, 2000, Purchaser and Parent issued a press release announcing the closing of the tender offer and the completion of the merger of Purchaser and Company.

          The full text of the August 17, 2000 press release is attached as Exhibit (a)(1)(J) hereto and incorporated herein by reference.


ITEM 12. EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and supplemented by addition of the following exhibit:

(a)(1)(J)      Press Release dated August 17, 2000.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                              Worldwide Sports and Recreation, Inc.


                              By:  /s/ Richard Kracum
                                   ---------------------------------------
                                   Name:     Richard Kracum
                                   Title:    Chairman

                              Sunshine Acquisition, Inc.


                              By:  /s/ Richard Kracum
                                   ---------------------------------------
                                   Name:     Richard Kracum
                                   Title:    Chairman

August 18, 2000



                                       3